

July 28, 2015

Via E-Mail
David Thompson
Chief Financial Officer
CIM Commercial Trust Corporation
17950 Preston Road, Suite 600
Dallas, TX   75252

Re: CIM Commercial Trust Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 16, 2015
File No. 001-13610

Dear Mr. Thompson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Rental Rate Trends, page 61

1.   It appears from your disclosure on page 48 that you have significant leases expiring in the next two fiscal years. Please discuss in future filings, the relationship of market rents and expiring rents. In addition, compare new rents on second generation leases and renewed leases to prior rent as adjusted for free rent periods.

Item 8. Financial Statements and Supplementary Data

Note 14. Commitments and Contingencies

Litigation, page F-36

2.   We note your disclosure relating to the settlement of the putative class action and derivative lawsuit. Please tell us how this settlement, as it relates to the purchase of shares by the Manager under the Trading Plan, is reflected in your financial statements and the accounting guidance upon which you relied. Tell us how the price per share under the settlement agreement was determined and, if applicable, how it differed from the market value of the shares.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3446.

                                        Sincerely,

                                        /s/ Jaime G. John

                                        Jaime G. John
                                        Branch Chief